ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

30th July, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>Unaudited Financial Results for the Quarter ended 30th June, 2008</u>

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2008, approved at the meeting of the Board of Directors of the Company held on 30th July, 2008.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 30th June, 2008, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter ended 30th June, ...

(Standalone)

(Rs. In Crores)

		Quarter ended 30.06.2008	Quarter ended 30.06.2007	Twelve months ended 31.03.2008 Audited
GROSS INCOME		5958.90	5248.31	21966.84
NET SALES TURNOVER	(1)	3899.70	3293.83	13947.53
OTHER INCOME	(2)	114.35	101.57	610.90
NET INCOME (1+2)	(3)	4014.05	3395.40	14558.43
EXPENDITURE				
a) (Increase) / decrease in stock-in-trade and work in progress		(48.37)	(0.92)	(5.69)
b) Consumption of raw materials		1336.20	1059.01	4639.35
c) Purchase of traded goods		515.73	344.93	1383.04
d) Employees cost		218.11	176.55	733.32
e) Depreciation		126.11	101.03	438.46
f) Other expenditure		750.91	586.70	2793.57
g) Total	(4)	2898.69	2267.30	9982.05
INTEREST (Net)	(5)	1.41	(0.83)	4.61
PROFIT BEFORE TAX (3-4-5)	(6)	1113.95	1128.93	4571.77
Less:				
TAX EXPENSE	(7)	365.28	346.06	1451.67
PROFIT AFTER TAX (6-7)	(8)	748.67	782.87	3120.10
PAID UP EQUITY SHARE CAPITAL	(9)	376.86	376.22	376.86
(Ordinary shares of Re. 1/- each)				
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	11624.69
EARNING PER SHARE (Rs.)	(11)			
- Basic (Rs.)		1.99	2.08	8.29
- Diluted (Rs.)		1.97	2.08	8.25
PUBLIC SHAREHOLDING	(12)			
- NUMBER OF SHARES		3742964017	3713677557	3741500893
- PERCENTAGE OF SHAREHOLDING		99.32	98.71	99.28

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 30th July, 2008.

(ii) Figures for the previous quarter have been re-arranged, wherever necessary, to conform to the figures for the current quarter.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) Gross Income includes Rs. 1945 Crores for the quarter ended 30th June, 2008 being Excise Duties and other Local Taxes. (Corresponding previous quarter ended 30th June 2007 - Rs. 1853 Crores).

(v) The launch costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Superia' and 'Vivel' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in segment results under 'FMCG-Others'.

(vi) During the quarter, one investor complaint was received, which was promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vii) a) Provision for Taxation includes Rs. 6.22 Crores for Fringe Benefit Tax for the quarter ended 30th June, 2008 (Corresponding previous quarter ended 30th June, 2007 - Rs. 8.76 Crores).

b) Provision for Taxation is net of refunds as follows: Quarter ended 30th June 2008 - Rs. 2.31 Crores (Corresponding previous quarter ended 30th June, 2007 - Rs. 29.30 Crores).

(viii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th June, 2008 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2008

(Rs. in Crores)

	Quarter ended 30.06.2008	Quarter ended 30.06.2007	Twelve months ended 31.03.2008 Audited
1. Segment Revenue			
a) FMCG - Cigarettes - Gross	3636.10	3441.49	13825.60
- Net	1739.67	1637.68	6634.98
- Others - Gross	693.57	542.24	2511.05
- Net	691.39	542.24	2509.57
Total FMCG - Gross	**4329.67**	**3983.73**	**16336.65**
- Net	**2431.06**	**2179.92**	**9144.55**
b) Hotels - Gross	259.43	221.23	1100.20
- Net	238.97	203.88	1012.10
c) Agri Business - Gross	1834.49	1386.66	3868.44
- Net	1834.49	1386.66	3868.44
d) Paperboards, Paper & Packaging - Gross	651.73	526.18	2364.33
- Net	605.92	478.76	2157.94
Total - Gross	**7075.32**	**6117.80**	**23669.62**
- Net	**5110.44**	**4249.22**	**16183.03**
Less : Inter-segment revenue - Gross	1230.77	971.06	2313.68
- Net	1210.74	955.39	2235.50
Gross sales / Income from operations	**5844.55**	**5146.74**	**21355.94**
Net sales / Income from operations	**3899.70**	**3293.83**	**13947.53**
2. Segment Results			
a) FMCG - Cigarettes	961.41	939.10	3634.04
- Others	(122.61)	(44.64)	(263.52)
Total FMCG	**838.80**	**894.46**	**3370.52**
b) Hotels	85.27	64.26	410.77
c) Agri Business	76.54	54.48	129.19
d) Paperboards, Paper & Packaging	123.43	86.58	453.14
Total	**1124.04**	**1099.78**	**4363.62**
Less : i) Interest (Net)	1.41	(0.83)	4.61
ii) Other net un-allocable expenditure / (income)	8.68	(28.32)	(212.76)
Profit Before Tax	**1113.95**	**1128.93**	**4571.77**
Provision for Taxation	365.28	346.06	1451.67
Profit After Tax	**748.67**	**782.87**	**3120.10**
3. Capital Employed			
a) FMCG - Cigarettes *	2602.85	2059.20	2314.64
- Others	2381.07	1556.87	1826.66
Total FMCG	**4983.92**	**3616.07**	**4141.30**
b) Hotels	1917.43	1512.49	1865.32
c) Agri Business	1286.17	1441.26	1468.97
d) Paperboards, Paper & Packaging	3434.01	2699.61	3264.18
Total Segment Capital Employed	11621.53	**9269.43**	10739.77

*Before considering provision of Rs. 616.77 Crores (30.06.2007 - Rs. 560.26 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	-	Cigarettes & Smoking Mixtures.
	: Others	-	Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery, Matches, Agarbattis and Personal Care products.
Hotels		-	Hoteliering.
Paperboards, Paper & Packaging		-	Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		-	Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous quarter have been re-arranged, wherever necessary, to conform to the figures of the current quarter.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 30th July, 2008
Place : Kolkata, India

For and on behalf of the Board

Executive Director　　Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700016

The Board of Directors
ITC Limited
Virginia House
37 J.L.Nehru Road
Kolkata 700 071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results of ITC Limited for the quarter ended 30th June, 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Standards on Review Engagements (SRE) 2400 *Engagements to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements.

A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U.A.E., MUSCAT, OMAN

Based on our review, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that the particulars relating to the number of shares as well as the percentage of shareholding in respect of aggregate of public shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints have been traced from the details furnished by the Management.

For A.F.Ferguson & Co.
Chartered Accountants

M.S. Dharmadhikari

(M.S.Dharmadhikari)
Partner
Membership No.: 30802

Place : Kolkata

Date: 30th July, 2008

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

30th July, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2008

Further to our letter dated 30th July, 2008 forwarding the Unaudited Financial Results of the Company for the Quarter ended 30th June, 2008, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

Financial Results for the quarter ended 30th June, 2008

Net Turnover up 18.4%

Kolkata. July 30, 2008 : Net Turnover at Rs 3900 crores registered a growth of 18.4% driven by the non-cigarette businesses, which grew by 29% due to the continued scale up of the new FMCG businesses, higher agri business revenues and a healthy performance by the Hotels and Paperboards and Packaging businesses.

The unprecedented increase in excise duties on non-filter cigarettes in the Union Budget 2008, steep increases in commodity prices and store rentals, the launch costs of the additions to the new Personal Care portfolio and the continuing brand building costs in the Foods business combined to exert intense pressure on profitability during the quarter. Consequently, pre tax profits at Rs.1114 crores were lower by 1.3% over the same period last year. Post tax profit at Rs.749 crores represents an underlying degrowth of 1% after adjusting for income tax refunds of Rs.29 crores received in the same quarter last year. Earnings Per Share was lower by 9 paise at Rs.1.99.

FMCG – Cigarettes

The unprecedented increase in the rates of excise duties on non-filter cigarettes, of the order of 140-390%, in the 2008 Union budget has made it unviable for legitimate manufacturers to make value propositions that will appeal to consumers in this segment. Consequently, the legitimate cigarette sector has stood deprived of the opportunity to engage profitably in a business segment that accounted for more than 25% of industry volumes. As a result, the industry is under tremendous stress. The Company had no option but to discontinue the manufacture and marketing of non-filter cigarettes in the Plain and Micro segments. In the immediate aftermath, consumers have moved to revenue-inefficient tobacco products, including smuggled and tax-evaded cigarettes with consequential steep decline in volumes for the highly taxed legitimate cigarette sector.

Despite this unfortunate intervention, coming on the heels of a 30% increase in the incidence of taxation in the previous year, the Company's consistent efforts in providing value to its consumers through innovation and investments in technology, product quality and distribution have driven a significant shift of consumers to the filter segments and enabled it to sustain its leadership position in the cigarette industry under testing circumstances.

Nonetheless, the economically weaker sections of society, who largely consume non-filter cigarettes, are now forced to opt for tax-evaded cigarettes or inferior forms of tobacco and remain deprived of the opportunity to upgrade to a superior and more contemporary smoking product. With organized industry substantially vacating the non-filter segment and the huge financial arbitrage resting in tax evasion, contraband and illegitimate players have mushroomed leading to an estimated trebling of illegal cigarette volumes even as legitimate volumes have slipped by almost 13% during the last few quarters. It is imperative that enforcement authorities check this phenomenon to preserve revenues

that rightfully belong to the Government, apart from restoring equity and a level playing field for the organized industry.

In addition, the consequent reduction in demand for higher grade tobaccos, will have long-term implications on earnings and employment in the farm sector and adversely affect a large number of farmers, specially in rain-fed areas where several attempts to grow alternative crops have failed to yield results.

Such challenging circumstances on the taxation front, coupled with the harsh regulatory climate will undoubtedly test the resilience of all legitimate players in the cigarette sector. The Company believes that the economic potential of tobacco can be maximised through moderation of taxes on tobacco, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. The need is for a balanced agenda on tobacco, both fiscal and regulatory.

The Company remains confident of leveraging its internationally benchmarked product quality, the resilience of its brands and the superiority of its competitive strategies to deliver strong results and shareholder value, despite the current difficult circumstances.

Branded Packaged Foods

The Branded Packaged Foods business continued to expand with sales growing by 23% over the previous year. Apart from the development costs of new products, the business has had to contend with the recent economic slowdown and severe cost increases in input commodities including wheat, vegetable oil, maize and skimmed milk powder, in addition to the soaring fuel prices. Having acquired reasonable scale in a relatively short span of time, the business is progressively focusing on consolidating the portfolio in certain categories, improving market servicing and driving supply chain efficiencies.

The **'Bingo!'** range of potato chips and finger snack foods has witnessed enthusiastic consumer response to post a 72% growth in revenues. The award winning marketing campaign continues to reinforce the unique selling proposition of the product.

The product mix of the **'Sunfeast'** range of biscuits continues to improve with wider consumer acceptance of the value added variants of cookies, creams and increased volumes of new category launches of 'Coconut', 'Nice' and 'Golden Bakery' premium cookies resulting in a 16% growth in revenues. The excise relief accorded to low and mid-priced biscuits, consistent with the Government's stated intention to promote the food processing industry, has given a fillip to the sector. It is hoped that the Government would respond to the industry's representation favourably and extend the relief to the entire category.

In the Staples category, 'Aashirvaad' further built on its leadership position with revenues growing by 31%. **'Aashirvaad'** spices portfolio was further expanded with the launch of "Pickle Mirch" variant in Andhra Pradesh.

The Confectionary category revenues grew 10% and the range was augmented with the launch of Lactos, which is being rolled out nationally. Likewise, the Ready- to-Eat (RTE) group continues to grow steadily, having made its first foray into the frozen foods segment in the US markets.

Lifestyle Retailing

Market standing of the Lifestyle retailing business stood further enhanced with sales growing by 15% during the quarter.

The stature and premium imagery of the **'Wills Lifestyle'** brand is being further reinforced through new look stores, launch of premium product lines, and tie-ups with leading architecture and retail management companies for superior stores and product presentation. The rising rental costs have been a bane for this industry, which the business is mitigating by taking early positions in key malls and considering selective ownership of stores.

The business continued to actively pursue opportunities in the Exports arena, establishing long-term partnerships with high potential customers. Manufacturing capacities have been augmented to take full advantage of the emerging growth opportunities.

Personal Care Products

In line with its aspiration to offer world class products to the Indian consumer, the business expanded the portfolio of products in the personal care segment with the launch of **'Vivel'** shampoos on the heels of **'Vivel'** soaps launched in February this year. The exquisite fragrances for the **'Vivel'** range of products have been developed by leading international fragrance houses. The soft vignette design and the unique braid design behind the brand logo are a reflection of the brand philosophy of delivering multiple, relevant and powerful benefits in each product.

The **'Fiama Di Wills'** range of products continues to enhance its standing in the market place with its range of soaps, shampoos, conditioners and shower gels, driven by the Company's extensive trade marketing and distribution strengths. These superior products are an outcome of the Company's deep consumer insights and R & D based product development capability.

The **'Superia'** range of soaps and shampoos in the mass-market segment have gained wide acceptance from consumers. The footprint is being extended to more markets.

The business is pursuing an aggressive communication strategy with appropriate celebrity endorsements. The combined quality of promise and performance is expected to speedily build an appreciable consumer franchise for these brands.

Education & Stationery Products

The Stationery business recorded a healthy sales growth of 25% over the previous year, positioning the Company as the largest marketer of notebooks in India. Its two flagship brands, namely **'Classmate'** for the student community and **'Paperkraft'** for the discerning working executives have established a strong presence in the Indian stationery market in a short span of time. The **'Paperkraft'** range consists of premium stationery with a wide variety for executives. The assortment consists of notepads & multi-subject notebooks in hard/soft covers and multiple binding formats including spirals, wiros etc.

The Company has renamed this business as the 'Education & Stationery Products' Business (earlier known as Greeting, Gifting & Stationery) to reflect its current focus on the Rs 9000 crores market that comprises notebooks, copier and printer paper, writing instruments and scholastic products. Accordingly the business has launched Geometry Boxes for school students, branded **'Classmate Invento'**. The Mathematical Instruments Box comprises world-class precision compass, high quality plastic instruments coupled with interesting trivia and useful information.

Hotels

During the quarter, the hotels business posted a robust performance with revenues growing by 17% to touch Rs. 239 crores. This was driven by better occupancies & room rates and higher food & beverage sales. The business maintained its leadership in terms of operating efficiency as measured by the ratio of PBDIT to Net Income. The chain played host to the Indian Premier League cricketers and officials.

In keeping with the Company's strategy of reinforcing the premium positioning of its properties, the chain has recently launched **'Kaya Kalp - The Royal Spa'** at ITC Mughal, Agra. The 99,000 sq ft spa is Asia's largest and has been designed to bring together elements of Mughal architecture and opulence to deliver meaningful experiences for the discerning customer. Guests at the spa will have the opportunity of experiencing traditional therapies in regal surroundings.

Construction activity in respect of the super deluxe luxury hotel projects at Bengaluru and Chennai is progressing on schedule; consequent to increased FSI availability the Bengaluru Project will have the benefit of 62 additional keys.

Paperboards, Specialty Papers & Packaging

The business maintained its market leadership with segment revenues increasing by 27%. This was driven by the 30% growth of the premium value added paperboard segment and robust performance of the packaging business.

The year witnessed a continuing trend of steep inflation in the cost of fuel and major raw materials. Globally, pulp and waste paper prices spiraled, mainly due to the widening demand supply gap. Notwithstanding this high cost scenario, the business succeeded in partially neutralising cost pressures by optimising opportunity buying and increasing sales realisations.

The new 'Ozone bleached' Pulp mill with a capacity of 1.22 lac tones has commenced commercial production, and is the first of its kind in the country to meet world-class environmental standards – a testimony to the Company's commitment to the 'triple bottom line'. This differentiated capability, which, apart from mitigating the impact of escalation in price of hardwood pulp, will enable the business to expand the market for superior value added paper and paperboards on the strength of cost and quality competitiveness. The business has also commenced initial trials of its 1 lac ton paper plant. The paper machine will drive growth based on strong forward linkages with the stationery business.

The Packaging and Printing business continued to provide strategic support to the Company's cigarette and other FMCG businesses by ensuring security of supplies and sustaining international quality at competitive prices. This in-house capability has enabled the Company to crash time in the

launch of new products by the Branded Foods and Personal Care businesses, while simultaneously contributing to significant enhancement of brand image. The flexibles and carton lines, commissioned at Haridwar and Chennai respectively during the year, are being scaled up to cater to the distinctive and innovative packaging requirements of the Company's Branded Packaged Foods and Personal Care businesses. The business has now become a key vendor partner to the consumer electronics industry from its Chennai facility. The Chennai unit was certified at Level 8 of the International Quality Rating System (IQRS) as audited by Det Norske Veritas (DNV), becoming the first in India to receive this rating.

Agri Business

The business registered a robust performance with revenues increasing by 32%. The growth was supported by a continuing strong performance in soybean trading and record leaf tobacco exports, which registered a topline increase of 49%.

The e-Choupal model continued to provide strategic competitive advantage to the Foods Business by enabling purchase of identity preserved, high quality wheat and quality chipstock potatoes at competitive prices. The rural servicing initiative under the **'Choupal Saagar'** banner now encompasses 23 centres across 3 states. Its turnover more than doubled during the quarter with improvement across the key performance drivers of footfalls, conversion, average realisation and product mix.

The leaf tobacco crop from Andhra witnessed an unprecedented spurt in prices with rates increasing by more than 70% on the back of demand supply mismatch. Despite this challenging scenario, the business was able to maintain its export growth momentum profitably. The business continued to provide strategic sourcing support to the Company's cigarette business by ensuring international quality supplies.

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company continued to make progress during the quarter in its social and environmental initiatives

The Company deepened its imprint on the social sector by expanding to newer districts during the period. Social development projects are currently being progressed in 49 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. Towards improving the income earning capability of the farming community, sustainable agricultural practices were provided a major boost during the quarter with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Similarly, programme for genetic improvement of cattle was undertaken through artificial insemination to produce high-yielding crossbred progenies. Integrated animal husbandry services were provided during the quarter. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also

continued apace with provision of gainful employment either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	June 2008 (Cumulative Achievement)
Total Districts Covered	Number	49
Social and Farm Forestry	Hectare	80000
Soil and Moisture Conservation Programme	Hectare	36117
Sustainable Agricultural Practices		
Organic Fertliser units	Number	12771
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	95
Animal Husbandry Services	Milch Animals	193867
Economic Employment of Women		
SHG Members	Persons	6801
Women Entrepreneurs	Persons	16577
Primary Education		
Beneficiaries	Children	128000
Health and Sanitation		
Low Cost Sanitary Units	Number	2563

The Board of Directors, at its meeting in Kolkata on 30th July 2008, approved the financial results for the quarter ended 30th June 2008, which are enclosed.

(Nazeeb Arif)
Vice President
Corporate Communications

END